[Evergreen Logo]

200 Berkeley Street
Boston, MA 02116-5034

December 10, 2007

Dear Client,

As part of an ongoing process to address the needs of clients, Evergreen periodically evaluates our products to consolidate overlapping offerings or to modify existing products to better suit investor needs.  In a recent review of Evergreen Investments’ fixed income product offerings, we determined that a number of the state specific municipal bond funds have been unable to gather the necessary assets to deliver economies of scale to investors. To address this circumstance, Evergreen is proposing mergers of several state-specific municipal bond funds into Evergreen Municipal Bond Fund, a national municipal fixed income product. Please refer to the attached press release for more information about which funds are proposed for merger.

We believe the combined fund has the potential to better serve investor needs in the future, given a larger asset base and potential economies of scale. While national in scope, the Evergreen Municipal Bond Fund’s competitive historical yields and total returns suggest the fund has the potential to provide attractive tax-adjusted returns to residents in most states. If approved by Evergreen Fund shareholders, funds are expected to be merged into Evergreen Municipal Bond Fund in the second quarter of 2008.  If shareholders of each fund approve the mergers, it is currently expected that the mergers will result in potentially lower expenses for shareholders of the acquired funds.

As always, we take a deliberate and methodical approach to evaluating how any changes may affect our shareholders. We believe these changes will support our goal of delivering consistent, long-term investment results and best-in-class asset management. If you have any questions concerning these changes, please do not hesitate to contact your financial advisor. As always, we thank you for your continued interest in Evergreen Investments.

Sincerely,

/s/ Dennis H. Ferro

Dennis H. Ferro

President and CEO, Evergreen Investments

After definitive proxy materials have been filed with the Securities and Exchange Commission, shareholders of the applicable state specific municipal bond fund will receive prospectus/proxy statements relating to the proposed mergers. Shareholders of the state specific municipal bond fund are urged to read the prospectus/proxy statement carefully as it contains important information. Once definitive proxy materials are on file with the Securities and Exchange Commission, the prospectus/proxy statement and other relevant documents will be available at no charge from the SEC's web site at www.sec.gov or by calling 800-343-2898.  This document does not constitute an offer of any securities for sale.

Mutual Funds: NOT FDIC INSURED | NOT BANK GUARANTEED | MAY LOSE VALUE

Evergreen InvestmentsSM is a service mark of Evergreen Investment Management Company, LLC. Copyright 2007. Evergreen Investment Management Company, LLC.

Mutual funds are:

NOT FDIC INSURED /  NOT BANK GUARANTEED / MAY LOSE VALUE